Paradigm Select Fund (PFSLX) Receives Five-Star Rating from Morningstar

Portfolio has preserved capital during market downturns,
captured 99% of market performance in positive quarters

Albany, NY, October 27, 2008 – Paradigm is pleased to announce that the Paradigm Select Fund (PFSLX) was awarded a fifth star by Morningstar for the fund’s performance in the
Mid-Cap Blend category. Two of Paradigm’s three rated mutual funds now have Morningstar’s top rating. Only the top-performing 10% of mutual funds in each category receive five stars from Morningstar.

“As value investors, we believe current market conditions present ideal buying opportunities for long-term investors,” says Jason Ronovech, co-portfolio manager of the Paradigm Select Fund. “With so many companies on sale, the challenge is sorting through the fundamentals of each business to identify those we believe are most likely to thrive in current market conditions.”

As a result, the Select Fund has performed well during market downturns: Over the last three years the strategy has captured 99% of market performance in positive quarters, but only 87% in down-market quarters.

The Paradigm Select Fund uses fundamental, bottom-up research to exploit the inefficiencies of the mid-cap market. The portfolio management team looks to invest in good companies that are selling at substantial discounts to estimated intrinsic value. Ideal holdings are unloved companies with strong balance sheets and cash flows, proven and consistent management teams, stable or increasing market share, and potential for margin expansion.

For example, Crown Holdings (CCK) is a global manufacturer of food and beverage cans.  This is a slow-growing, defensive industry but CCK is expanding margins, generating strong free cash flow, and growing earnings 20%. Yet the $3 billion company is trading at just 10 times earnings.

Invitrogen (IVGN) is a manufacturer of research tools for the global life sciences industry.  Their strong product portfolio of consumables has generated solid organic growth, margin expansion, and robust free cash flows.  Paradigm believes that the pending acquisition of Applied Biosystems should generate material revenue and cost synergies.

The Paradigm Select Fund targets companies with market capitalizations between $500 million and $10 billion, giving the fund many more companies to choose from than the traditional
$5 billion and $10 billion mid-cap range. There are just 177 companies with market capitalizations in the traditional mid-cap range, while Paradigm can choose from 1,468 companies. The firm believes that the larger pool of prospective investments gives it an advantage in identifying undervalued companies that are positioned to outperform.

Paradigm Capital Management, Inc. uses a value-oriented approach to help institutions, endowments, and corporate pension funds take advantage of inefficiencies in capital markets and achieve their investment goals over the long term. The firm also makes its services

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available to retail investors through several mutual funds. The 23-person firm has offices in New York and Albany, NY. Assets under management stand at $1.8 billion as of 9/30/08. Additional information is available online at www.paradigmcapital.com.

Past performance does not guarantee future results. Investing in small-cap stocks is more risky and more volatile than investing in large-cap stocks.

Investors should carefully consider the investment objectives, risks, management fees, and expenses before investing. For a current prospectus which contains this and other information, please call (800) 239-0732 or visit www.paradigm-funds.com. Please read the prospectus carefully before investing or sending money.

Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. You may obtain performance data current to the most recent month-end by calling the transfer agent at 1-800-239-0732. Investors should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The prospectus contains this and other information about the Fund. You may obtain a prospectus by visiting www.paradigm-funds.com or by calling 1-800-239-0732. The prospectus should be read carefully before investing.  Investing in small-cap stocks is more risky and more volatile than investing in large-cap stocks.

For funds with at least a three-year history, Morningstar calculates a Morningstar Rating(tm) based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a fund's monthly performance (including the effects of sales charges, loads, and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category receive 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars and the bottom 10% receive 1 star. An overall rating for a fund is derived from a weighted average of the performance figures associated with its 3-, 5-, and 10-year (if applicable) Morningstar Rating Metrics as of the date stated. As of Sept. 30, 2008, the number of funds in the Small Value category tracked by Morningstar was 335 for the 3 year period and Overall Ranking and 267 for the 5 year period. As of Sept. 30, 2008, the Paradigm Value Fund did not have a 10-year rating. As of Sept. 30, 2008, the number of funds in the Mid-Cap Blend category tracked by Morningstar was 408 for the 3 year period and Overall Ranking. As of Sept. 30, 2008, the Paradigm Select Fund did not have a 5-year or 10-year rating.

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